Exhibit 12.1

Newfield Exploration Company
Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

						Nine Months
	For the Year Ended December 31,					Ended September 30,
	1999	2000	2001	2002	2003	2004

Pre-tax income from continuing operations	$41,178	$183,443	$182,080	$107,975	$331,619	$347,385

Fixed charges:
Interest expense, including debt issue amortization	14,744	18,664	28,312	35,060	46,441	24,672
Capitalized interest	2,376	5,353	8,891	8,839	15,943	14,593
Interest portion of rent expense	933	1,067	1,367	1,600	1,333	1,090

Total fixed charges	18,053	25,083	38,570	45,499	63,717	40,355

Earnings before fixed charges (excludes capitalized interest)	56,855	203,174	211,759	144,635	379,393	373,147

Ratio of earnings to fixed charges	3.1	8.1	5.5	3.2	6.0	9.2

Fixed charges consist of interest (both expensed and capitalized), distributions on convertible trust preferred securities (which were redeemed in full in June 2003) and the estimated interest component of rent expense.